Exhibit 99.1

GasLog Partners LP Announces 2022 Annual Meeting of Limited Partners

Majuro, Marshall Islands – January 28, 2022 - GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP) announced today that its Board of Directors has called an annual meeting of limited partners to be held virtually on 12 May 2022.

Unitholders of record at the close of business on 18 March 2022 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog Partners’ proxy statement will be sent to unitholders of GasLog Partners in due course.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers (including one vessel sold and leased back under a bareboat charter) with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.